January 8, 2010

FILED AS EDGAR CORRESPONDENCE
AND VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Ms. Tamara Tangen

Re:	ChineseWorldNet.com, Inc. Form 20-F For the Fiscal Year Ended December 31, 2008 Filed July 1, 2009 File No. 000-33051

Dear Ms. Tangen:

On behalf of ChineseWorldnet.com Inc. (the “Company”), the Company is providing the further responses below in regards to some of the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“SEC or “Commission”) in the letter dated December 24, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 20-F For the Fiscal Year Ended December 31, 2008

1.
Your response and amendment do not address prior comment 5.  In this regard, the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual.  Please confirm that in future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Company Response:

In the Company’s future SEC filings, the Company will not include the individual titles of the certifying individuals in the certifications that it files that are required by Exchange Act Rule 13a-14(a).
*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  If you have questions, please do not hesitate to contact Gilbert Chan or myself by telephone at (604) 488-8878 or by facsimile at (604) 488-0868 and you may also contact our legal counsel, Richardson & Patel LLP (Dominador Tolentino, Esq.) at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

ChineseWorldNet.com Inc.

By:	/s/ Joe Kin Foon Tai
Joe Kin Foon Tai
President, CEO and Director